SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                             American Skiing Company
                             -----------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)


                                    029654308
                                    ---------
                                 (CUSIP Number)


                             Foster A. Stewart, Esq.
                             American Skiing Company
                            Sunday River Access Road
                               Bethel, Maine 04217
                            Telephone: (207) 824-8100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 22, 2001
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       Name of Reporting Person
         Leslie B. Otten
         S.S. NO.  ###-##-####

2.       Check the Appropriate Box if a Member of Group (See Instructions)

         (a) |X|
         -----------------------------------------------------------------------

         (b) [  ]
         -----------------------------------------------------------------------


3.       SEC Use Only
                      ----------------------------------------------------------

4.       Sources of Funds (See Instructions) 00
                                           -------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

          [ ] ------------------------------------------------------------------

6.       Citizenship or Place of Organization  United States
                                               ---------------------------------

--------------------------------------------------------------------------------
Number of                7.        Sole Voting Power  15,593,863(1)
                                                     --------------
Shares                   8.        Shared Voting Power 30,000
                                                       ------
Beneficially             9.        Sole Dispositive Power 15,593,333(1)
                                                          -------------
Owned by                10.       Shared Dispositive Power 30,000
                                                            ------
Each

Reporting

Person

With
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person 15,623,863(1)
                                                              ------------------

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions) [  ]
                             ---------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)    51.21% (1)
                                                        ------------------------

14.      Type of Reporting Person (See Instructions) IN
                                                     ---------------------------
         (1) Assumes conversion of the Class A common stock as described in
         Item 4.

(1)

1.       Name of Reporting Person
         Albert Otten Trust f/b/o Mildred Otten
2.       Check the Appropriate Box if a Member of Group (See Instructions)

         (a) |X|
                ----------------------------------------------------------------

         (b) [  ]
              ------------------------------------------------------------------

3.       SEC Use Only
                      ----------------------------------------------------------

4.       Sources of Funds (See Instructions) 00
                                           -------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). [ ]
                            ----------------------------------------------------

6.       Citizenship or Place of Organization  United States
                                               ---------------------------------

--------------------------------------------------------------------------------
Number of                7.        Sole Voting Power 30,000
                                                     ------
Shares                   8.        Shared Voting Power
                                                       ---------
Beneficially             9.        Sole Dispositive Power  30,000
                                                          -------
Owned by                 10.       Shared Dispositive Power
                                                            -------
Each

Reporting

Person

With
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person  30,000
                                                                       ---------

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
                                 -----------------------------------------------
13. Percent of Class Represented by Amount in Row (11) Less than 1.00% of all currently outstanding Common Stock
         -----------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)          IN
                                                     ---------------------------

              Mr.  Leslie B. Otten  ("Mr.  Otten")  hereby  amends the report on
Schedule 13D filed by Mr. Otten on December 18, 2000 and the Albert Otten Trust f/b/o Mildred Otten (the "Trust" and together with Mr. Otten the "Reporting Persons") hereby provides this Statement on Schedule 13D, in respect of the common stock of American Skiing Company (the "Common Stock"), a Delaware corporation (the "Issuer").

Item 1.       Security and Issuer.

                  This statement relates to the Common Stock, par value $.01 per share, of the Issuer, whose principal executive offices are located at Sunday River Access Road, Bethel, Maine 04217.

Item 4.       Purpose of Transaction.

                  Item  4 of the  Original  Statement  is  amended  as  follows:
American Skiing Company ("ASC"), ASC Merger Sub, Inc. (the "Merger Sub") and the Issuer entered into an Agreement and Plan of Merger, dated as of December 8, 2000 as amended by an Amendment to the Agreement and Plan of Merger dated as of February 21, 2001 (the "Merger Agreement"), pursuant to which Merger Sub was to be merged with and into MeriStar. In connection with the execution of the Merger Agreement, ASC, the Issuer and certain stockholders (collectively, the "Stockholders") of the Issuer entered into a Voting and Recapitalization Agreement (the "Voting and Recapitalization Agreement"), dated as of December 8, 2000, pursuant to which each Stockholder agreed to vote their shares of Common Stock, Class A Common Stock, Series A Preferred Stock and Series B Preferred Stock in favor of the Merger Agreement and the transactions contemplated by the Merger Agreement and the Voting and Recapitalization Agreement. As provided in the Voting and Recapitalization Agreement, Mr. Otten agreed that, immediately prior to the Merger, he would convert his 14,760,530 shares of the Issuer's Class A Common Stock into one share of the Issuer's Common Stock. On March 22, 2001, the parties agreed to abandon plans to merge and the Merger Agreement was terminated. The obligations of Mr. Otten and the other Stockholders to consummate the transactions contemplated by the Voting and Recapitalization Agreement terminated automatically upon termination of the Merger Agreement.

                  Mr. Otten's beneficial ownership of ASC common stock has not changed as a result of the termination of the Merger Agreement and the Voting and Recapitalization Agreement. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 7.       Material to be Filed as Exhibits.

          Exhibit 99.1--Termination Agreement dated as of March 22, 2001 by and among Issuer, ASC and Merger Sub.

          Exhibit 99.2--Joint Filing Statement between Leslie B. Otten and the Albert Otten Trust f/b/o Mildred Otten.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  DATED: April 3, 2001


                                           LESLIE B. OTTEN


                                            By   /s/  Leslie B. Otten
                                               ---------------------------------



                                           ALBERT OTTEN TRUST F/B/O MILDRED
                                             OTTEN


                                            By /s/ Leslie B. Otten
                                              ----------------------------------
                                            Name: Leslie B. Otten
                                            Title:  Trustee

                                            EXHIBIT INDEX


         Exhibit                                          Description


          99.1 Termination Agreement by and among American Skiing Company, ASC Merger Sub and MeriStar Hotels & Resorts, Inc., dated as of March 22, 2001.



          99.2 Joint Filing Statement between Leslie B. Otten and the Albert Otten Trust f/b/o Mildred Otten.